787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 20, 2013

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Duc Dang
Attorney Advisor

Re:	Commodity Advisors Fund L.P.
Registration Statement on Form 10-12G
Securities Exchange Act File No. 000-54753

Ladies and Gentlemen:

On behalf of this firm’s client, Citigroup Managed Futures LLC (the “General Partner”), the general partner of Commodity Advisors Fund L.P. (the “Partnership”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form 10-12G that was filed with the Commission on June 29, 2012, as amended by Amendment No. 1 filed with the Commission on November 7, 2012 and Amendment No. 2 filed with the Commission on April 24, 2013 (the “Form 10”). On behalf of the Partnership, I am also submitting this letter in response to the Commission staff’s (the “Staff”) comment letter to the Form 10 (the “Letter”), dated May 9, 2013, to Mr. Damian George, Chief Financial Officer of the Partnership. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the Partnership’s response.

Item 1. Financial Information, page 37

(a)	Selected Financial Data, page 37

1.     We note your response to prior comment 4 and your updated disclosure. Please review your table as it appears you have a mathematical error in the first subtotal. Please revise or advise as necessary.

Response:     The General Partner has revised the Form 10 to correct the mathematical error in the Selected Financial Data table.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8509 or Rita M. Molesworth of this office at (212) 728-8727.

Sincerely,

/s/ Lisa Eskenazi

Lisa J. Eskenazi

Willkie Farr & Gallagher LLP

cc:	Todd Hand
Rita M. Molesworth

Commodity Advisors Fund L.P.

522 Fifth Avenue—14th Floor

New York, New York 10036

May 20, 2013

VIA EDGAR

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Commodity Advisors Fund L.P.
Registration Statement on Form 10-12G
Securities Exchange Act File No. 000-54753

Ladies and Gentlemen:

Pursuant to your comment letter dated May 9, 2013 Commodity Advisors Fund L.P. (the “Registrant”) acknowledges that:

•	the adequacy and accuracy of the disclosure in its Form 10-12G is the responsibility of the Registrant;

•	Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-12G; and

•	the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please feel free to call the undersigned at (212) 296-1292 with any questions.

Very truly yours,

/s/ Damian George

Damian George

Chief Financial Officer

Commodity Advisors Fund L.P.

cc:	Mr. Todd Hand Esq. (Morgan Stanley Smith Barney LLC)
Mrs. Rita M. Molesworth Esq. (Willkie Farr & Gallagher LLP)
Mrs. Lisa J. Eskenazi Esq. (Willkie Farr & Gallagher LLP)